United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Torto dam at Brucutu receives license to operate

Rio de Janeiro, July 3rd, 2023 – Vale S.A. ("Vale") informs about the favorable decision of the State Environmental Policy Council of Minas Gerais' Semad for the approval of the operating license for the Torto dam at the Brucutu complex in Barão de Cocais, and São Gonçalo do Rio Abaixo. The Torto dam is a single-step structure without raising, which has a Declaration of Stability Condition since June 2022.

The dam will receive part of the tailings from the Brucutu plant. The complex has a tailings filtering plant, which processes most of the tailings from the site and allows the dry stacking of the material, while also producing sand as a co-product, thus reducing the reliance on tailings dams.

The gradual start-up of operations at the Torto dam will allow for substantial improvements in the average quality of Vale's product portfolio and an increase in the production of agglomerates (such as iron ore pellets and briquettes) by replacing high-silica products with high-quality products such as pellet feed.

The improved product mix will garner higher price premiums on our product, contributing positively to our results. As previously reported, Vale expects to produce 36 to 40 million tons of iron ore agglomerates in 2023 and 50 to 55 million tons in 2026.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 3, 2023		Head of Investor Relations